Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-176914

The Goldman Sachs Group, Inc. $8,000,000 Callable Quarterly CMS Spread-Linked Notes due 2028

This prospectus supplement addendum no. 2 relates to $3,000,000 face amount of notes, which we call the “second upsize notes,” which are being initially offered on the date of this prospectus supplement addendum no. 2. $2,000,000 face amount of notes, which we call the “initial upsize notes,” were initially offered on December 10, 2013, as described in the accompanying prospectus supplement no. 2573 addendum dated December 10, 2013. $3,000,000 face amount of the notes, which we call the “original notes,” were initially offered on December 9, 2013, as described in the accompanying prospectus supplement no. 2573 dated December 9, 2013. The original notes, the initial upsize notes and the second upsize notes have identical terms and conditions and have the same CUSIP (38147Q5E2) and ISIN (US38147Q5E27) numbers. In this prospectus supplement addendum no. 2, the term “notes” means, collectively, the second upsize notes, the initial upsize notes and the original notes.

The following information supplements, and should be read with, the accompanying prospectus supplement no. 2573 addendum dated December 10, 2013, the accompanying prospectus supplement no. 2573 dated December 9, 2013, the accompanying prospectus supplement dated September 19, 2011 and the accompanying prospectus dated September 19, 2011.

Your investment in the notes involves certain risks, including, among other things, our credit risk. See page S-4 of the accompanying prospectus supplement no. 2573 dated December 9, 2013. You should read the additional disclosure regarding the terms of the notes, risk factors and the index in the accompanying prospectus supplement no. 2573 so that you may better understand the risks of your investment.

The estimated value of your notes at the time the terms of the second upsize notes were set on the date the second upsize notes were traded (as determined by reference to pricing models used by Goldman, Sachs & Co. (GS&Co.) and taking into account our credit spreads) was equal to approximately $931 per $1,000 face amount, which is less than the original issue price. The value of your notes at any time will reflect many factors and cannot be predicted.

Original issue date:	December 13, 2013	Original issue price:	100.00% of the face amount of the second upsize notes
Underwriting discount:	2.85% of the face amount of the second upsize notes	Net proceeds to the issuer:	97.15% of the face amount of the second upsize notes

We may decide to sell additional notes after the date the second upsize notes were traded (December 11, 2013) at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in the notes will depend in part on the issue price you pay for such notes.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement addendum no. 2, the accompanying prospectus supplement no. 2573 addendum, the accompanying prospectus supplement no. 2573, the accompanying prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman, Sachs & Co.

Prospectus Supplement No. 2573 Addendum No. 2 dated December 11, 2013

Goldman, Sachs & Co. will, and other affiliates of Goldman Sachs may, use this prospectus supplement addendum in connection with offers and sales of the notes in market-making transactions.

About Your Notes

The notes are part of the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc. This prospectus supplement addendum no. 2 constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

•     Prospectus supplement no. 2573 addendum dated December 10, 2013

•     Prospectus supplement no. 2573 dated December 9, 2013

•     Prospectus supplement dated September 19, 2011

•     Prospectus dated September 19, 2011

The information in this prospectus supplement addendum no. 2 supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

Historical CMS Spreads

The following information supplements the historical CMS spreads information provided in the accompanying prospectus supplement no. 2573 addendum and prospectus supplement no. 2573.

The graph set forth below illustrates the historical CMS spreads from December 11, 2003 through December 11, 2013. We obtained the CMS spreads shown in the graph from Reuters, without independent verification.

The historical CMS spreads reflected in the graph set forth below are based on actual CMS rate movements during the time period. We cannot assure you, however, that this performance will be replicated in the future or that the historical CMS spreads will serve as a reliable indicator of future performance. The CMS spread has fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the CMS spread during the period shown below is not an indication that the CMS spread is more or less likely to increase or decrease at any time after the first four interest periods. See “Additional Risk Factors Specific to Your Notes — Recent Regulatory Investigations Regarding Potential Manipulation of ISDAfix May Adversely Affect Your Notes” for more information relating to the 30-year CMS rate and the 2-year CMS rate on page S-15 of the accompanying prospectus supplement no. 2573.

You should not take the historical CMS spreads provided below as an indication of the future CMS spreads. We cannot give you any assurance that the future CMS spreads will result in you receiving interest payments greater than the interest payments you would have received after the first four interest payments if you invested in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate. Neither we nor any of our affiliates make any representation to you as to the CMS spread. In light of the increased volatility currently being experienced by the financial services sector and U.S. and global securities markets and recent market declines, it may be substantially more likely that you could receive interest payments less than the interest payments you would have received if you invested in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

Supplemental Plan of Distribution

The Goldman Sachs Group, Inc. has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the second upsize notes specified on the front cover of this prospectus supplement addendum no. 2. Goldman, Sachs & Co. proposes initially to offer the second upsize notes to the public at the original issue price set forth on the cover page of this prospectus supplement addendum no. 2, and to certain securities dealers at such price less a concession not in excess of 2.30% of the face amount of the second upsize notes.

The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses for the second upsize notes, excluding underwriting discounts and commissions, will be approximately $5,000.

We will deliver the second upsize notes against payment therefor in New York, New York on December 13, 2013, which is the second scheduled business day following the date of this prospectus supplement addendum no. 2 and of the pricing of the second upsize notes.

We have been advised by Goldman, Sachs & Co. that it intends to make a market in the notes. However, neither Goldman, Sachs & Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

Validity of the Notes

In the opinion of Sidley Austin LLP, as counsel to The Goldman Sachs Group, Inc., when the second upsize notes offered by this prospectus supplement addendum no. 2 have been executed and issued by The Goldman Sachs Group, Inc. and authenticated by the trustee pursuant to the indenture, and delivered against payment as contemplated herein, such second upsize notes will be valid and binding obligations of The Goldman Sachs Group, Inc., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the Federal laws of the United States, the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated September 19, 2011, which has been filed as Exhibit 5.5 to The Goldman Sachs Group, Inc.’s registration statement on Form S-3 filed with the Securities and Exchange Commission on September 19, 2011.